UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Valneva SE

(Name of Issuer)

Ordinary Shares, nominal value €0.15 per share

(Title of Class of Securities)

92025Y103 (American Depositary Shares, each representing two ordinary shares)

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

6-8, boulevard Haussmann

75009 Paris

France

+33 1 53 89 55 73

With copy to:

John C. Partigan

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 92025Y103
1	Name of Reporting Person Bpifrance Participations S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,639,886 Ordinary Shares; 17,247,792 Voting Rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,639,886 Ordinary Shares; 17,247,792 Voting Rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,639,886 Ordinary Shares; 17,247,792 Voting Rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.2% of the Ordinary Shares; 10.7% of the Voting Rights[1]

14	Type of Reporting Person (See Instructions) OO

[1]	Percentage of class is calculated based on 138,896,600 Ordinary Shares outstanding and 161,012,263 Voting Rights as of May 31, 2023, as reported by Valneva SE on June 7, 2023.

Page 2 of 11 Pages

CUSIP No. 92025Y103
1	Name of Reporting Person EPIC Bpifrance
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,639,886 Ordinary Shares; 17,247,792 Voting Rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,639,886 Ordinary Shares; 17,247,792 Voting Rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,639,886 Ordinary Shares; 17,247,792 Voting Rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.2% of the Ordinary Shares; 10.7% of the Voting Rights[2]

14	Type of Reporting Person (See Instructions) OO

[2]	Percentage of class is calculated based on 138,896,600 Ordinary Shares outstanding and 161,012,263 Voting Rights as of May 31, 2023, as reported by Valneva SE on June 7, 2023.

Page 3 of 11 Pages

CUSIP No. 92025Y103
1	Name of Reporting Person Bpifrance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,639,886 Ordinary Shares; 17,247,792 Voting Rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,639,886 Ordinary Shares; 17,247,792 Voting Rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,639,886 Ordinary Shares; 17,247,792 Voting Rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.2% of the Ordinary Shares; 10.7% of the Voting Rights[3]

14	Type of Reporting Person (See Instructions) OO

[3]	Percentage of class is calculated based on 138,896,600 Ordinary Shares outstanding and 161,012,263 Voting Rights as of May 31, 2023, as reported by Valneva SE on June 7, 2023.

Page 4 of 11 Pages

CUSIP No. 92025Y103
1	Name of Reporting Person Caisse des dépôts et consignations
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,801,207 Ordinary Shares; 21,409,113 Voting Rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,801,207 Ordinary Shares; 21,409,113 Voting Rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,801,207 Ordinary Shares; 21,409,113 Voting Rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.2% of the Ordinary Shares; 13.3% of the Voting Rights[4]

14	Type of Reporting Person (See Instructions) OO

[4]	Percentage of class is calculated based on 138,896,600 Ordinary Shares outstanding and 161,012,263 Voting Rights as of May 31, 2023, as reported by Valneva SE on June 7, 2023.

Page 5 of 11 Pages

CUSIP No. 92025Y103
1	Name of Reporting Person CDC Croissance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,161,321 Ordinary Shares; 4,161,321 Voting Rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,161,321 Ordinary Shares; 4,161,321 Voting Rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,161,321 Ordinary Shares; 4,161,321 Voting Rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.0% of the Ordinary Shares; 2.6% of the Voting Rights[5]

14	Type of Reporting Person (See Instructions) OO

[5]	Percentage of class is calculated based on 138,896,600 Ordinary Shares outstanding and 161,012,263 Voting Rights as of May 31, 2023, as reported by Valneva SE on June 7, 2023.

Page 6 of 11 Pages

This Amendment No. 1 (this “Amendment”) is being filed by Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), Bpifrance S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance”), Caisse des dépôts et consignations, a French special public entity (établissement spécial) (“CDC”) and CDC Croissance S.A., a société anonyme incorporated under the laws of the Republic of France (“CDC Croissance”) (collectively, the “Reporting Persons”) pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment amends the Schedule 13D filed on November 16, 2022 (the “Initial Schedule 13D”) by the Reporting Persons (other than CDC Croissance).

Item 1.	Security and Issuer.

Item 1 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the Ordinary Shares, nominal value €0.15 per share (the “Ordinary Shares”) of Valneva SE (the “Issuer”). The Issuer’s principal executive offices are located at 6 rue Alain Bombard, 44800 Saint-Herblain, France.

Item 2.	Identity and Background.

Item 2 of the Initial Schedule 13D is hereby revised and supplemented with the following:

This Statement is being filed by the following beneficial owners of Ordinary Shares:

1.	Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France

2.	EPIC Bpifrance, a French public institution of industrial and commercial nature

3.	Bpifrance S.A., a société anonyme incorporated under the laws of the Republic of France

4.	Caisse des dépôts et consignations, a French special public entity (établissement spécial)

5.	CDC Croissance S.A., a société anonyme incorporated under the laws of the Republic of France

The principal address for CDC Croissance is 209, rue de l’Université 75007 Paris. CDC Croissance, a 100% subsidiary of CDC, is a management company which manages a range of equity funds for the CDC Group clients. Specializing in small and mid-cap listed companies, the management company is accredited by the French Autorité des marchés financiers. CDC Croissance is the management company of the equity funds CDC PME CROISSANCE & CDC TECH CROISSANCE.

Attached as Appendices A, B, C, D and E to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, CDC, EPIC, Bpifrance, and CDC Croissance respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C, D and E to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Schedule 13D is hereby revised and supplemented with the following:

CDC Croissance used its working capital to purchase the Ordinary Shares.

Item 4.	Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby revised and supplemented with the following:

From January 9, 2023 through May 4, 2023, CDC Croissance purchased 2,091,769 ordinary shares in the open market. The details of certain purchases by CDC Croissance are provided in Item 5 below. In addition, from November 16, 2022 through June 20, 2023, Bpifrance Participations sold 907,383 ordinary shares in the open market. The details of certain sales by Bpifrance Participations are provided in Item 5 below.

Page 7 of 11 Pages

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Schedule 13D is hereby revised and supplemented with the following:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity, which is incorporated herein by reference.

As of June 29, 2023, (i) Bpifrance Participations held directly 8,639,886 Ordinary Shares and 17,247,792 Voting Rights, and (ii) CDC Croissance held, through CDC PME CROISSANCE & CDC TECH CROISSANCE, 4,161,321 Ordinary Shares and 4,161,321 Voting Rights. Neither Bpifrance nor EPIC held any Ordinary Shares directly.  Bpifrance may be deemed to be the beneficial owner of 8,639,886 Ordinary Shares and 17,247,792 Voting Rights indirectly through its 99.99% ownership of Bpifrance Participations. EPIC may be deemed to be the beneficial owner of 8,639,886 Ordinary Shares and 17,247,792 Voting Rights indirectly through its joint ownership and control of Bpifrance. CDC may be deemed to be the beneficial owner of (x) 8,639,886 Ordinary Shares and 17,247,792 Voting Rights, indirectly through its joint ownership and control of Bpifrance and (y) 4,161,321 Ordinary Shares and 4,161,321 Voting Rights, indirectly through its ownership of CDC Croissance.

The ownership percentages are calculated based on 138,896,600 Ordinary Shares outstanding and 161,012,263 Voting Rights as of May 31, 2023, as reported by the Issuer on June 7, 2023.

(a) See also the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(b) See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons, or, to the best of their knowledge, any of the persons referred to in Appendices A, B, C, D and E to Item 2, other than as described in this Amendment below:

Bpifrance Participations effected the following transactions:

Date	Transaction	Amount of Shares	Per Share Price (EUR)	How Effected
6/7/2023	Sale	1,704	6.0041	Open Market
6/9/2023	Sale	80,000	6.0000	Open Market
6/9/2023	Sale	36,929	6.0697	Open Market
6/12/2023	Sale	117,854	6.2262	Open Market
6/13/2023	Sale	29,401	6.3917	Open Market
6/13/2023	Sale	30,000	6.3700	Open Market
6/13/2023	Sale	20,000	6.3600	Open Market
6/14/2023	Sale	228,951	6.6386	Open Market
6/15/2023	Sale	28,179	6.7250	Open Market
6/16/2023	Sale	85,589	6.8057	Open Market
6/19/2023	Sale	30,661	6.8370	Open Market
6/20/2023	Sale	192,547	7.3033	Open Market

Page 8 of 11 Pages

CDC Croissance effected the following transactions:

Date	Transaction	Amount of Shares	Per Share Price (EUR)	How Effected
2/13/2023	Purchase	16,000	6.06	Open Market
2/14/2023	Purchase	16,000	6.05	Open Market
2/15/2023	Purchase	15,998	6.08	Open Market
2/16/2023	Purchase	1,641	6.20	Open Market
2/17/2023	Purchase	30,361	5.93	Open Market
2/20/2023	Purchase	80,000	5.84	Open Market
2/21/2023	Purchase	80,000	5.82	Open Market
2/22/2023	Purchase	81,600	5.71	Open Market
2/23/2023	Purchase	79,200	5.66	Open Market
2/24/2023	Purchase	79,200	5.55	Open Market
2/27/2023	Purchase	20,000	5.54	Open Market
2/28/2023	Purchase	20,000	5.46	Open Market
3/1/2023	Purchase	19,988	5.48	Open Market
3/2/2023	Purchase	20,001	5.40	Open Market
3/3/2023	Purchase	20,001	5.56	Open Market
3/6/2023	Purchase	20,000	5.61	Open Market
3/7/2023	Purchase	20,000	5.59	Open Market
3/8/2023	Purchase	19,988	5.51	Open Market
3/9/2023	Purchase	20,001	5.45	Open Market
3/10/2023	Purchase	20,001	5.32	Open Market
3/13/2023	Purchase	36,000	5.20	Open Market
3/14/2023	Purchase	36,000	5.35	Open Market
3/15/2023	Purchase	35,996	5.26	Open Market
3/16/2023	Purchase	36,002	5.09	Open Market
3/17/2023	Purchase	36,002	5.14	Open Market
3/20/2023	Purchase	40,000	4.90	Open Market
3/21/2023	Purchase	40,000	4.98	Open Market
3/22/2023	Purchase	39,996	4.93	Open Market
3/23/2023	Purchase	40,002	4.71	Open Market
3/24/2023	Purchase	40,002	4.72	Open Market
3/27/2023	Purchase	44,000	4.76	Open Market
3/28/2023	Purchase	44,000	4.68	Open Market
3/29/2023	Purchase	43,996	4.65	Open Market
3/30/2023	Purchase	21,010	4.79	Open Market
3/31/2023	Purchase	23,300	4.79	Open Market
4/3/2023	Purchase	42,000	4.87	Open Market
4/4/2023	Purchase	22,195	4.94	Open Market
4/5/2023	Purchase	43,460	4.92	Open Market
4/6/2023	Purchase	91,927	5.10	Open Market
4/17/2023	Purchase	37,500	5.09	Open Market
4/18/2023	Purchase	28,125	4.98	Open Market
4/19/2023	Purchase	28,122	4.86	Open Market
4/20/2023	Purchase	28,127	4.81	Open Market
4/21/2023	Purchase	28,126	4.73	Open Market
5/2/2023	Purchase	56,611	4.36	Open Market
5/3/2023	Purchase	56,606	4.19	Open Market
5/4/2023	Purchase	38,205	4.90	Open Market

Page 9 of 11 Pages

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of June 30, 2023, by and among the Reporting Persons.

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2023
Bpifrance Participations S.A.

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Caisse des dépôts et consignations

	By:	/s/ Laurence Giraudon
	Name:	Laurence Giraudon
	Title:	Chief Operating Officer, Finance and Operations Department, Asset Management Division

EPIC Bpifrance

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Bpifrance S.A.

	By:	/s/ Boubakar Dione
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

CDC Croissance S.A.

	By:	/s/ Christophe Bourdillon
	Name:	Christophe Bourdillon
	Title:	Executive Director

Page 11 of 11 Pages

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance
CAROLE ABBEY DUVAL	Director, Head of the Steering Department of strategic holdings at Caisse des Dépôts
REMI FOURNIAL	Director, Head of M&A at Groupe Caisse des Dépôts
FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF
FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l'Etat (French State Shareholding Agency)
CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)
CHLOE MAYENOBE	Director, Chief Growth Officer and General Representative at Solarisbank
VICTOIRE AUBRY	Director, Chief Financial Officer of Icade
CAROLINE PAROT	Director, CEO of Europcar Mobility Group
ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Chief Executive Officer
JOSÉ GONZALO	Executive Director
PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS ET CONSIGNATIONS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts et consignations are set forth below. The business address of each director and executive officer is Caisse des Dépôts et consignations, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts et consignations
OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts et consignations
NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance
VIRGINIE CHAPRON-DU-JEU	Risk Director of Caisse des Dépôts et consignations Group
PIERRE CHEVALIER	Head of Legal, Tax and Compliance Department
NATHALIE TUBIANA	Risk Director of the Caisse des Dépôts et consignations Group
OLIVIER MAREUSE	Chief Investment officer - Director of Savings Funds at Caisse des Dépôts et consignations
CATHERINE MAYENOBE	Deputy Chief Executive, Operations and Business Transformation Director of Caisse des Dépôts et consignations Group
SOPHIE QUATREHOMME	Group Corporate Communications Director
MICHEL YAHIEL	Pensions and Solidarity Director
ANTOINE SAINTOYANT	Director of strategic holdings at Caisse des Dépôts et consignations
MARIE-LAURE GADRAT	Secretary General
AURÉLIE ROBINEAU-ISRAĒL	Head of Human Resources

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
CHRISTIAN BODIN	Director, Chairman, Chief Executive Officer of EPIC Bpifrance
PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry
PIERRE CHABROL	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance
LOUIS PASQUIER DE FRANCLIEU	Director, Deputy Director at the 3rd General Directorate for Budget of the Ministry of Economy and Finance
EMMANUELLE BENHAMOU	Director, Deputy at the audit and accounting department of the Agence des Participations de l'Etat (French State Shareholding Agency)
GERALDINE LEVEAU	Director, Deputy General Secretary for Public Investment

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Director, Chairman, Chief Executive Officer of the Caisse des Dépôts
NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations
ALEXIS ZAJDENWEBER	Director, Chairman of the Agence des Participations de l'Etat (French State Shareholding Agency)
SEBASTIEN RASPILLER	Director, Chief of the service relating to the financing of the economy at the Direction Générale du Trésor (French Treasury)
MARIE DELEAGE	Director representing the employees of Bpifrance
PHILIPPE BAYEUX	Director representing the employees of Bpifrance
VIRGINIE CHAPRON-DU JEU	Director, Director of Finance for the Caisse des Dépôts Group
CLAIRE DUMAS	Director, Finance Director at Société Générale
SOPHIE STABILE	Director, CFO at Groupe Lagardère
CATHERINE LAGNEAU	Director, Deputy Director of the General council of economy
ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts
HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, farming and associations
CAROLE ABBEY DUVAL	Director, Head of the Steering Department of strategic holdings at Caisse des Dépôts
DIANE SIMIU	Director, deputy of the general commissioner for sustainable development at the Ministry for economic and solidarity transition

APPENDIX E

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CDC CROISSANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of CDC Croissance S.A. are set forth below. The business address of each director and executive officer is CDC Croissance S.A., 209, rue de l’Université, 75007 Paris, France. Unless otherwise indicated, each executive officer is a citizen of France.

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
OLIVIER MAREUSE	Chief Executive Officer
CHRISTOPHE BOURDILLON	Executive Director